Writer’s Direct Dial:  (516) 663-6657
Writer’s Direct Fax:  (516) 663-6857
Writer’s E-Mail:  rbassat@rmfpc.com

June 5, 2013

Mark P. Shuman
Branch Chief - Legal
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           Premier Alliance Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 23, 2013
File No. 333-188131

Dear Mr. Shuman:

On behalf of Premier Alliance Group, Inc.(the “Company”), we submit the following responses to the comments set forth in your letter dated June 3, 2013 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-188131) (the “S-1”). The comments from the Comment Letter are included below. The Company’s response follows each comment.

1.
Specifically identify any registered broker-dealers that are selling stockholders or state that there are no such selling stockholders. Also, revise your document to specifically identify any selling stockholders that are underwriters, as referenced in the last paragraph on page 66.

RESPONSE:
We have revised the S-1 to reflect that American Capital Partners, LLC and Maxim Group LLC are registered broker-dealers and that both American Capital Partners, LLC and Maxim Group LLC received their securities listed in the selling stockholder table as commission relating to capital raising transactions.

Based on the foregoing, the above-referenced broker-dealers received securities as compensation relating to capital raising transactions, and therefore would not be deemed underwriters under the Securities Act of 1933, as amended.  Therefore, we have removed reference to the fact that certain selling stockholders are underwriters that was referenced in the last paragraph on page 66 of the S-1.

2.
It is inappropriate to provide a legal opinion that limits reliance of investors. Please ask that counsel eliminate the last paragraph and file a revised opinion. Refer to section II.B.2.d of Staff Legal Bulletin No. 19 (October 14, 2011).

RESPONSE:	Counsel to the Company has filed a revised opinion which omits the above-referenced paragraph from such opinion.

The Staff requested that the Company provide the following representations in its response to the Staff comments. In connection with the S-1, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendments; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendments; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe the foregoing information and proposed changes to the Company’s filing responds fully to the comments raised in the Comment Letter.  If you have any questions or require additional information, please contact the undersigned by telephone at (516) 663-6657.

Very truly yours,

/s/ Ron Ben-Bassat
RON BEN-BASSAT
For the Firm